Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE YEAR ENDED OCTOBER 31, 2014.

EARNINGS COVERAGE RATIO

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended October 31, 2014 and October 31, 2013.

	12 Months Ended October 31, 2014 Actual	12 Months Ended October 31, 2013(1) Actual
Interest coverage on subordinated indebtedness	35.51 times	36.78 times

Notes:

(1)	The Bank’s adoption of IFRS 10 resulted in the deconsolidation of BMO Subordinated Notes Trust and BMO Capital Trust II. As such, the interest expense on the $800 million of 5.75% Subordinated Notes due 2022 issued by BMO Subordinated Notes Trust and $450 million of BMO T1Ns – Series A issued by BMO Capital Trust II have been excluded from the Bank’s earnings. The standard has been applied retroactively to fiscal 2013 and 2012, and the comparative period for the 12 months ended October 31, 2013 above have been adjusted accordingly.

In calculating the interest coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month periods ending October 31, 2014 and October 31, 2013 the average monthly exchange rates were $1.0937 per US$1.00 and $1.0235 per US$1.00, respectively.

The Bank’s earnings before interest and income tax for the 12 months ended October 31, 2014 were $5,329.72 million, which is 35.51 times the Bank’s aggregate interest requirement for this period. The Bank’s earnings before interest and income tax for the 12 months ended October 31, 2013 were $5,329.46 million, which is 36.78 times the Bank’s aggregate interest requirement for this period.

The amounts and ratios reported above are derived from the Bank’s annual consolidated financial statements for the year ended October 31, 2014.